UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-15787

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

New England Life Insurance Company 401(k) Savings Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MetLife, Inc.

200 Park Avenue

New York, New York 10166-0188

New England Life Insurance Company 401(k)

Savings Plan and Trust

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

New England Life Insurance Company 401(k) Savings Plan and Trust

We have audited the accompanying Statements of Net Assets Available for Benefits of New England Life Insurance Company 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2013 and 2012, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Tampa, Florida

June 18, 2014

New England Life Insurance Company 401(k)

Savings Plan and Trust

Statements of Net Assets Available for Benefits

	As of December 31,
	2013	2012
Assets:
Participant directed investments—at estimated fair value (see Note 3)	$30,754,039	$25,330,576
Notes receivable from Participants	1,192,903	1,251,525

Total assets	$31,946,942	$26,582,101
Adjustment from estimated fair value to contract value for fully benefit-responsive stable value fund	122,910	(69,039)

Net assets available for benefits	$32,069,852	$26,513,062

See accompanying notes to financial statements.

New England Life Insurance Company 401(k)

Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2013
Additions to net assets attributed to:
Contributions:
Employer	$1,628,659
Participant	2,438,479
Rollover	41,222

Total contributions	4,108,360

Interest income on notes receivable from Participants	57,605
Interest and dividend income	695,246
Net appreciation in estimated fair value of investments (see Note 4)	4,571,591

Total additions	9,432,802

Deductions from net assets attributed to:
Benefit payments to Participants	3,876,012

Net increase in net assets	5,556,790
Net assets available for benefits:
Beginning of year	26,513,062

End of year	$32,069,852

See accompanying notes to financial statements.

New England Life Insurance Company 401(k)

Savings Plan and Trust

Notes to Financial Statements

1. Description of the Plan

The following description of New England Life Insurance Company 401(k) Savings Plan and Trust, as amended (the “Plan”), is provided for general information purposes only. Participants (as defined below under “Participation”) should refer to the Plan document for a more complete description of the Plan, including how certain terms used in these Notes are defined.

General Information

The Plan, a defined contribution plan sponsored by New England Life Insurance Company (the “Company”), is intended to comply with the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the United States Internal Revenue Code (“IRC”). The administrator of the Plan (the “Plan Administrator”) is the Company, which has delegated that duty to one of its officers. The Company is a wholly-owned subsidiary of Metropolitan Life Insurance Company (“MetLife”). Recordkeeping services are performed for the Plan by a third party unaffiliated with the Company, the Plan’s “Recordkeeper.”

The Plan provides investment options in three categories— Target Retirement Funds, Individual Core Investment Funds and a Self-Directed Brokerage Account (“SDB”). The Target Retirement Funds, the Individual Core Investment Funds (with the exception of a fund holding primarily shares of common stock of MetLife, Inc., an affiliate of the Company (the “MetLife Company Stock Fund”), and the NEF Stable Value Fund), and the SDB are held in trust by Great-West Trust Company, LLC, as trustee. The MetLife Company Stock Fund is held in the Company’s Defined Contribution Plans Master Trust (the “New England Master Trust”) (see Note 5) by The Bank of New York Mellon Corporation (“BNY Mellon”), as trustee.

Following are the fund choices within each of the Target Retirement Funds and Individual Core Investment Funds categories:

Target Retirement Funds	Individual Core Investment Funds
Vanguard Target Retirement Income Fund	NEF Stable Value Fund
Vanguard Target Retirement 2010 Fund	Vanguard Total Bond Market Index — Institutional Fund
Vanguard Target Retirement 2015 Fund	BlackRock Equity Dividend Institutional Fund
Vanguard Target Retirement 2020 Fund	Vanguard Institutional Index Fund
Vanguard Target Retirement 2025 Fund	T. Rowe Price Blue Chip Growth Fund
Vanguard Target Retirement 2030 Fund	Vanguard Mid Capitalization Index Institutional Fund
Vanguard Target Retirement 2035 Fund	Vanguard Small Cap Index Fund
Vanguard Target Retirement 2040 Fund	Loomis Sayles Small Cap Growth Institutional Fund
Vanguard Target Retirement 2045 Fund	Vanguard Total International Stock Index Institutional Fund
Vanguard Target Retirement 2050 Fund	MetLife Company Stock Fund

The Target Retirement Funds and the Individual Core Investment Funds together are referred to as the “Core Funds.” The Core Funds represent investments in publicly available mutual funds managed by a third-party investment management firm and an investment in the general account of MetLife (with the exception of the MetLife Company Stock Fund). To supplement the Core Funds, the Plan offers to all Participants the ability to transfer funds out of the Core Funds into a SDB. The SDB works like a personal brokerage account by providing Participants with direct access to a variety of mutual funds that are available to the public through many mutual fund families.

Upon notification by the Plan Administrator, a Participant may make an affirmative election whether or not to contribute before-tax 401(k) savings contributions to the Plan. If a Participant does not make an affirmative election within the 30-day period identified on his or her eligibility notification, the Participant will be automatically enrolled to make before-tax 401(k) contributions equal to 3% of his or her eligible compensation and the Participant’s account will be automatically invested in the Target Retirement Fund corresponding to the year of the Participant’s birth. If a Participant is automatically enrolled in the Plan and makes an investment fund election or if a Participant affirmatively elects to make contributions to the Plan and makes an investment fund election, he or she may elect to invest his or her contributions in any one or more of the Core Funds, including the MetLife Company Stock Fund.

New England Life Insurance Company 401(k)

Savings Plan and Trust

Notes to Financial Statements – (Continued)

The “RGA Frozen Fund” consists primarily of shares of Reinsurance Group of America, Incorporated (“RGA”) common stock. RGA issued shares of its common stock to the Plan in an exchange offer for shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund. Participants may neither direct contributions into the RGA Frozen Fund nor transfer balances from any other fund into that fund. Participants may make withdrawals or reallocate amounts from the RGA Frozen Fund to other available investment options under the Plan. The RGA Frozen Fund is held in the New England Master Trust (see Note 5) by BNY Mellon, as trustee.

Participation

The following classifications of employees of the Company are eligible to participate in the Plan on the employee’s date of hire and may make or will automatically be made on the employee’s behalf Participant contributions into the Plan immediately upon such eligibility: agency administrative employees, managing associates, brokerage managers, specialists, and developmental managing partners (each such employee, a “Participant”). In addition, variable employees hired on or after January 1, 2013 who are scheduled to work less than 1,000 hours in a year are ineligible to participate in the Plan. Generally, each Participant is eligible for Company contributions (“Matching Contributions”) as of the first payroll period in which the Participant elects or is deemed to have elected to make before-tax 401(k) savings contributions to the Plan. The following individuals are among those not eligible to participate in the Plan: individuals classified by the Company as leased employees, independent contractors, and any individual who is hired by the Company on or after June 1, 2008 and classified as a cooperative student or an intern.

Participant Accounts

The Recordkeeper maintains individual account balances for each Participant, including those who are deemed to have elected to participate, in the Plan. Each Participant’s account is credited with contributions, charged with withdrawals and allocated investment earnings or losses, as provided by the Plan document. A Participant is entitled to the benefits that generally are equal to the Participant’s vested account balance determined in accordance with the Plan document, as described below.

Contributions

Contributions consist of a Participant’s before-tax 401(k) savings contributions and Matching Contributions on a portion of the Participant’s before-tax 401(k) savings contributions, as described below. Generally, each Participant is eligible for Matching Contributions as of the first payroll period in which the Participant elects or is deemed to have elected to make before-tax 401(k) savings contributions to the Plan. Under the Plan, neither Roth 401(k) contributions, nor after-tax employee contributions, are permitted. All contributions are credited to the Core Funds in the manner elected by the Participants and as provided by the Plan.

A Participant may contribute from 1% to 60% of the Participant’s eligible compensation (as defined in the Plan) subject to certain IRC and Plan-imposed limitations (up to $17,500 for the year ended December 31, 2013). Participants who were age 50 or older during the plan year are permitted to make additional catch-up contributions in excess of the regular IRC and Plan-imposed limitations (up to $5,500 for the year ended December 31, 2013). The Company makes a Matching Contribution equal to 100% of the Participant’s before-tax 401(k) savings contributions not in excess of 5% of such Participant’s eligible compensation. Subject to the approval of the Plan Administrator, Participants may also rollover into the Plan amounts representing distributions from (i) traditional individual retirement accounts (“IRAs”) (to the extent that the Participant did not make nondeductible contributions), (ii) qualified defined benefit plans, (iii) qualified defined contribution plans, (iv) 403(b) plans, or (v) governmental 457(b) plans. A “rollover” occurs when a Participant transfers funds distributed from an eligible source, such as another qualified plan or certain other plans, into the Plan.

A Participant who is automatically enrolled in the Plan contributes 3% of the Participant’s eligible compensation, beginning in January of his or her first full year of participation in the Plan. The Participant’s contribution rate is increased by an additional 1% per year until the Participant’s contribution rate reaches 6%.

New England Life Insurance Company 401(k)

Savings Plan and Trust

Notes to Financial Statements – (Continued)

Withdrawals and Distributions

A Participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a Participant’s or beneficiary’s request in connection with his or her retirement, death, or other termination of employment from the Company or a member of the Company’s control group (as defined in the IRC), or receipt of disability benefits for more than 24 months.

Additionally, Participants may request withdrawals of amounts rolled over from other sources to the Plan at any time during their employment, and from their entire account balance under the Plan upon attaining age 59 1/2.

Vesting

Participant contributions vest immediately. Matching Contributions become fully vested upon the Participant’s completion of two years of service, as well as when the Participant: (i) attains age 65, (ii) dies, (iii) has been receiving disability benefits for more than 24 months after the date of his or her initial disability payment, (iv) terminates employment with eligibility under the New England Life Insurance Company Severance Plan, or (v) upon complete discontinuance of Matching Contributions under the Plan or the complete or partial termination of the Plan. For purposes of (ii) of the preceding sentence, a Participant who dies during a military leave of absence while performing qualified military service (as defined in the IRC) is fully vested at death.

Forfeited Matching Contributions

Forfeited Matching Contributions are attributable to Participants who terminate employment with the Company before becoming fully vested in their Matching Contributions. As of December 31, 2013 and 2012, the forfeitures totaled $497,650 and $382,506, respectively. These amounts have been or will be used to reduce future aggregate Matching Contributions, pay certain administrative expenses, or restore previously forfeited balances of partially vested Participants who were re-employed. In 2013, there were no forfeitures used to reduce aggregate Matching Contributions.

Notes Receivable from Participants

A Participant may borrow from his or her account up to a maximum of $50,000 (reduced by the highest outstanding balance of loans in the Participant’s defined contribution plan account(s) during the one-year period ending the day before the date a loan is to be made) or 50% of the Participant’s account balance (reduced by outstanding loans on the date of the loan), whichever is less. Such loans are secured by the balance in the Participant’s account and bear interest at rates that are 1% over the prime rate published in the Wall Street Journal on the last business day of the quarter before the loan is originated. The principal of and interest on the loans are paid ratably through monthly deductions from either the Participant’s payroll or from a bank account specified by the Participant. Loan repayments are made to the Core Funds in accordance with the Participant’s contribution investment allocation at the time of repayment.

Plan Amendments

Effective June 26, 2013, the Plan was amended in light of the United States Supreme Court decision in United States v. Windsor concerning the Defense of Marriage Act. The purpose of the amendment was to clarify that a spouse shall include anyone who is legally married under the laws of any state, district or territory of or within the United States or any foreign jurisdiction.

Effective January 1, 2013, the Plan was amended to provide that variable employees hired on or after January 1, 2013 who are scheduled to work less than 1,000 hours in a year are ineligible to participate in the Plan.

Effective January 1, 2013, the Plan was amended to clarify that dividends paid on MetLife, Inc. common stock held in the MetLife Company Stock Fund will be reinvested in that fund.

New England Life Insurance Company 401(k)

Savings Plan and Trust

Notes to Financial Statements – (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management of the Plan to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment vehicles, including the insurance company general account, mutual funds and the MetLife Company Stock Fund. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Volatility in interest rates, as well as the equity and credit markets, could materially affect the value of the Plan’s investments as reported in the accompanying financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are reported at estimated fair value. The NEF Stable Value Fund, which represents a fully benefit-responsive stable value fund in the general account of MetLife (see Note 7), is reported at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. The statement of changes in net assets available for benefits, as it relates to the NEF Stable Value Fund, is presented on a contract value basis.

Participant directed investments are measured at estimated fair value in the Plan’s financial statements. In addition, the notes to these financial statements include further disclosures of estimated fair values. The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition. Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring the judgment of Plan management are used to determine the fair value of assets and liabilities.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Contributions are recognized when due. The Plan is required to return Participant contributions received during the Plan year in excess of IRC limits applicable to such contributions.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued unpaid interest. Defaulted loans are treated as deemed distributions based upon the terms of the Plan document.

Investment Management Fees and Operating Expenses

Except for a limited amount of fees related to Participant transactions, operating expenses of the Plan are paid by the Company. Investment management fees charged to the Plan are paid out of the assets of the Plan and are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees are reflected as a reduction of return on such investments.

Payment of Benefits

Benefit payments to Participants are recognized when paid.

New England Life Insurance Company 401(k)

Savings Plan and Trust

Notes to Financial Statements – (Continued)

3. Investments

The Plan’s investments were as follows:

	As of December 31,
	2013		2012
Target Retirement Funds:
Vanguard Target Retirement Income Fund	$207,173		$125,118
Vanguard Target Retirement 2010 Fund	1,381,671		1,412,721	*
Vanguard Target Retirement 2015 Fund	1,421,022		1,246,861
Vanguard Target Retirement 2020 Fund	1,914,500	*	1,521,513	*
Vanguard Target Retirement 2025 Fund	2,892,409	*	2,576,813	*
Vanguard Target Retirement 2030 Fund	2,840,403	*	2,575,901	*
Vanguard Target Retirement 2035 Fund	1,903,193	*	1,945,275	*
Vanguard Target Retirement 2040 Fund	1,576,536		1,243,199
Vanguard Target Retirement 2045 Fund	1,414,440		1,219,993
Vanguard Target Retirement 2050 Fund	980,045		744,097

Total Target Retirement Funds	16,531,392		14,611,491

Individual Core Investment Funds (excluding MetLife Company Stock Fund):
NEF Stable Value Fund**	$4,743,532	*	$3,826,177	*
Vanguard Total Bond Market Index — Institutional Fund	298,955		293,300
BlackRock Equity Dividend Institutional Fund	867,033		612,303
Vanguard Institutional Index Fund	1,436,282		1,046,494
T. Rowe Price Blue Chip Growth Fund	1,636,513	*	1,134,706
Vanguard Mid Capitalization Index Institutional Fund	1,144,035		828,441
Vanguard Small Cap Index Fund	818,929		543,603
Loomis Sayles Small Cap Growth Institutional Fund	997,905		694,043
Vanguard Total International Stock Index Institutional Fund	1,385,520		1,158,007

Total Individual Core Investment Funds	13,328,704		10,137,074

Plan’s interest in the New England Master Trust (see Note 5)	831,083		513,250
SDB Account	62,860		68,761

Total Investments	$30,754,039		$25,330,576

*	Represents 5% or more of the net assets available for benefits.
**	Includes Plan forfeitures.

New England Life Insurance Company 401(k)

Savings Plan and Trust

Notes to Financial Statements – (Continued)

4. Net Appreciation in Estimated Fair Value of Investments

The Plan’s net appreciation in the estimated fair value of investments (including realized and unrealized gains and losses) was as follows:

For the Year Ended December 31, 2013
Mutual funds	$4,224,153
Plan’s interest in the New England Master Trust (see Note 5)	344,340
SDB Account	3,098

Net appreciation in estimated fair value of investments	$4,571,591

5. Interest in New England Master Trust

The New England Master Trust was established to hold certain investments of several Company-sponsored defined contribution plans, including the Plan. Each participating defined contribution plan has an undivided interest in the New England Master Trust. The basis for allocating the Plan’s interest in the New England Master Trust for the net assets and net appreciation is the proportionate share of the Plan’s holdings within the New England Master Trust. As of both December 31, 2013 and 2012, the Plan’s interest in the net assets of the New England Master Trust was approximately 21%.

The New England Master Trust’s investments were as follows:

	As of December 31,
	2013	2012
MetLife Company Stock Fund	$3,817,342	$2,373,663
RGA Frozen Fund	23,733	17,472

Total net assets available in the New England Master Trust	$3,841,075	$2,391,135

Plan’s interest in the New England Master Trust	$831,083	$513,250

New England Life Insurance Company 401(k)

Savings Plan and Trust

Notes to Financial Statements – (Continued)

The New England Master Trust’s net appreciation in the estimated fair value of investments (including realized and unrealized gains and losses) was as follows:

For the Year Ended December 31, 2013
MetLife Company Stock Fund	$1,613,424
RGA Frozen Fund	7,779

Net appreciation in estimated fair value of investments	$1,621,203

Plan’s share of net appreciation in estimated fair value of investments	$344,340

6. Fair Value Measurements

When developing estimated fair values, the Plan considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.

The estimated fair values of the Plan’s interests in the Core Funds (excluding the MetLife Company Stock Fund and the NEF Stable Value Fund), which represent investments in publicly available mutual funds, are valued at quoted market prices, which represent the net asset values (“NAV”) of shares published by the respective fund managers on the applicable reporting date.

The estimated fair value of the funds held in the SDB is determined by reference to the underlying shares of the publicly available mutual funds held within each Participant’s respective account. Such estimated fair value is based on the NAV published by the respective fund managers on the applicable reporting date.

New England Life Insurance Company 401(k)

Savings Plan and Trust

Notes to Financial Statements – (Continued)

The NEF Stable Value Fund represents the Plan’s fully benefit-responsive stable value fund in the general account of MetLife (see Note 7). The estimated fair value of the NEF Stable Value Fund was calculated by discounting the contract value, which is payable in ten annual installments upon termination of the contract by the Plan, using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.

The estimated fair value of the Plan’s interest in the New England Master Trust (see Note 5) is determined by reference to the underlying assets held in the trust. These underlying assets represent accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to Participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The underlying assets of the New England Master Trust as of December 31, 2013 and 2012 were principally comprised of the MetLife Company Stock Fund and the RGA Frozen Fund, each of which is a fund offered in the Plan that is available exclusively to Participants, and each of which is described more fully in Note 1. Interest, dividends, and administrative expenses relating to the New England Master Trust are allocated to each participating defined contribution plan based upon average daily balances invested by each plan.

The estimated fair value of each of the MetLife Company Stock Fund and the RGA Frozen Fund is determined by the price of MetLife, Inc. common stock and RGA common stock, respectively, each of which is traded on the New York Stock Exchange.

Plan assets have been classified in their entirety within a level of the fair value hierarchy based on the lowest level of input that is significant to the estimated fair value measurement, as set forth below. For the years ended December 31, 2013 and 2012, there were no significant transfers between levels.

		Assets Held Outside the New England Master Trust Estimated Fair Value Measurements as of December 31, 2013
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in mutual funds – balanced funds:
Vanguard Target Retirement Income Fund	$207,173	$207,173	$—	$—
Vanguard Target Retirement 2010 Fund	1,381,671	1,381,671	—	—
Vanguard Target Retirement 2015 Fund	1,421,022	1,421,022	—	—
Vanguard Target Retirement 2020 Fund	1,914,500	1,914,500	—	—
Vanguard Target Retirement 2025 Fund	2,892,409	2,892,409	—	—
Vanguard Target Retirement 2030 Fund	2,840,403	2,840,403	—	—
Vanguard Target Retirement 2035 Fund	1,903,193	1,903,193	—	—
Vanguard Target Retirement 2040 Fund	1,576,536	1,576,536	—	—
Vanguard Target Retirement 2045 Fund	1,414,440	1,414,440	—	—
Vanguard Target Retirement 2050 Fund	980,045	980,045	—	—

New England Life Insurance Company 401(k)

Savings Plan and Trust

Notes to Financial Statements – (Continued)

		Assets Held Outside the New England Master Trust Estimated Fair Value Measurements as of December 31, 2013
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in mutual funds – fixed income securities:
Vanguard Total Bond Market Index —Institutional Fund	298,955	298,955	—	—
Investments in mutual funds – equity securities:
BlackRock Equity Dividend Institutional Fund	867,033	867,033	—	—
Vanguard Institutional Index Fund	1,436,282	1,436,282	—	—
T. Rowe Price Blue Chip Growth Fund	1,636,513	1,636,513	—	—
Vanguard Mid Capitalization Index Institutional Fund	1,144,035	1,144,035	—	—
Vanguard Small Cap Index Fund	818,929	818,929	—	—
Loomis Sayles Small Cap Growth Institutional Fund	997,905	997,905	—	—
Vanguard Total International Stock Index Institutional Fund	1,385,520	1,385,520	—	—
NEF Stable Value Fund	4,743,532	—	4,743,532	—
SDB Account – mutual funds	62,860	62,860	—	—

Total Assets (excluding the Plan’s interest in the New England Master Trust), at fair value	$29,922,956	$25,179,424	$4,743,532	$—

New England Life Insurance Company 401(k)

Savings Plan and Trust

Notes to Financial Statements – (Continued)

	Assets Held Inside the New England Master Trust Estimated Fair Value Measurements as of December 31, 2013
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
MetLife Company Stock Fund	$3,817,342	$—	$3,817,342	$—
RGA Frozen Fund	23,733	—	23,733	—

Total Investments in the New England Master Trust	$3,841,075	$—	$3,841,075	$—

		Assets Held Outside the New England Master Trust Estimated Fair Value Measurements as of December 31, 2012
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in mutual funds – balanced funds:
Vanguard Target Retirement Income Fund	$125,118	$125,118	$—	$—
Vanguard Target Retirement 2010 Fund	1,412,721	1,412,721	—	—
Vanguard Target Retirement 2015 Fund	1,246,861	1,246,861	—	—
Vanguard Target Retirement 2020 Fund	1,521,513	1,521,513	—	—
Vanguard Target Retirement 2025 Fund	2,576,813	2,576,813	—	—
Vanguard Target Retirement 2030 Fund	2,575,901	2,575,901	—	—
Vanguard Target Retirement 2035 Fund	1,945,275	1,945,275	—	—
Vanguard Target Retirement 2040 Fund	1,243,199	1,243,199	—	—
Vanguard Target Retirement 2045 Fund	1,219,993	1,219,993	—	—
Vanguard Target Retirement 2050 Fund	744,097	744,097	—	—
Investments in mutual funds – fixed income securities:
Vanguard Total Bond Market Index — Institutional Fund	293,300	293,300	—	—

New England Life Insurance Company 401(k)

Savings Plan and Trust

Notes to Financial Statements – (Continued)

		Assets Held Outside the New England Master Trust Estimated Fair Value Measurements as of December 31, 2012
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in mutual funds – equity securities:
BlackRock Equity Dividend Institutional Fund	612,303	612,303	—	—
Vanguard Institutional Index Fund	1,046,494	1,046,494	—	—
T. Rowe Price Blue Chip Growth Fund	1,134,706	1,134,706	—	—
Vanguard Mid Capitalization Index Institutional Fund	828,441	828,441	—	—
Vanguard Small Cap Index Fund	543,603	543,603	—	—
Loomis Sayles Small Cap Growth Institutional Fund	694,043	694,043	—	—
Vanguard Total International Stock Index Institutional Fund	1,158,007	1,158,007	—	—
NEF Stable Value Fund	3,826,177	—	3,826,177	—
SDB Account – mutual funds	68,761	—	68,761	—

Total Assets (excluding the Plan’s interest in the New England Master Trust), at fair value	$24,817,326	$20,922,388	$3,894,938	$—

New England Life Insurance Company 401(k)

Savings Plan and Trust

Notes to Financial Statements – (Continued)

	Assets Held Inside the New England Master Trust Estimated Fair Value Measurements as of December 31, 2012
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
MetLife Company Stock Fund	$2,373,663	$—	$2,373,663	$—
RGA Frozen Fund	17,472	—	17,472	—

Total Investments in the New England Master Trust	$2,391,135	$—	$2,391,135	$—

7. Fully Benefit-Responsive Investments with MetLife

The NEF Stable Value Fund is an investment in the general account of MetLife. That fund is considered a fully benefit-responsive investment under GAAP. The Plan’s assets invested in the NEF Stable Value Fund are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. Contract value represents accumulated contributions directed to the investment, plus interest credited, less Participant withdrawals and expenses. Participants may direct the withdrawal for benefit payments or loans or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is established annually by MetLife in a manner consistent with its practices for determining such rates, but which may not be less than zero percent. Both the crediting interest rate for Participants and average yield based on annualized earnings for the NEF Stable Value Fund were 4.70% and 5.10% for the years ended December 31, 2013 and 2012, respectively.

The Plan’s investment in the NEF Stable Value Fund had a contract value of $4,866,442 and $3,757,138 as of December 31, 2013 and 2012, respectively. The estimated fair market value of these investments was $4,743,532 and $3,826,177 as of December 31, 2013 and 2012, respectively. The estimated fair market value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the Participants at the contract value, determined on the date of termination, in ten equal annual installments plus additional interest credited.

The fully benefit-responsive investments have certain restrictions. For example, a partial plan termination or meaningful divestiture are events that could result in such restrictions that may affect the ability of the Plan to collect the contract value. Plan management believes that the occurrence of events that would cause the Plan to enter into transactions at less than contract value is not probable. The Company may not terminate the contract at any amount less than the contract value.

While the Plan Administrator may do so at any time, the Company does not currently intend to terminate the contract underlying this investment. There are no reserves against the reported contract value for credit risk of the Company, as the issuer of the contract that constitutes this fully benefit-responsive stable value fund.

New England Life Insurance Company 401(k)

Savings Plan and Trust

Notes to Financial Statements – (Continued)

8. Related Party Transactions

Related party transactions between the Plan and MetLife qualify as party-in-interest transactions as that term is defined under ERISA. The estimated fair value of these investments was $4,743,532 and $3,826,177 as of December 31, 2013 and 2012, respectively. Total investment income from the NEF Stable Value Fund was $196,835 for the year ended December 31, 2013.

As of December 31, 2013 and 2012, the New England Master Trust held approximately 71,000 and 72,000 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund, respectively, with a cost basis of approximately $2,900,000 and $2,300,000, respectively, of which approximately 21% was allocable to the Plan for both years. During the year ended December 31, 2013, the New England Master Trust recorded dividend income on MetLife, Inc. common stock of approximately $74,000, of which approximately 21% was allocable to the Plan.

Certain employees of the Company’s affiliates perform services for the Plan. As permitted under the Plan, certain affiliates of the Company charge the Plan for a portion of the direct expenses incurred by such affiliates for the employees who provide services for the Plan.

The Plan issues loans to Participants that are secured by the vested balances in the Participants’ accounts.

9. Termination of the Plan

The Company reserves the right to amend, modify, or terminate the Plan at any time. In the event of a termination, each Participant would be fully vested in Matching Contributions made to the Plan and would generally have a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.

10. Federal Income Tax Status

The United States Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 29, 2014 that the terms of the Plan document satisfy the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter. However, the Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the IRC and the Plan document, and continues to be tax-exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2013.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS and/or the Department of Labor; however, there are currently no audits of the Plan in progress. The Plan Administrator believes the Plan is no longer subject to examinations for years prior to 2010.

11. Subsequent Events

The Company currently intends to merge the Plan into the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (“SIP”) by January 1, 2015. The Company anticipates that, in conjunction with such a merger, Plan contributions will cease and Plan assets and liabilities will be transferred into SIP by January 1, 2015.

New England Life Insurance Company 401(k)

Savings Plan and Trust

Notes to Financial Statements – (Concluded)

12. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets per Form 5500, Schedule H, Part I, Line 1l, Asset and Liability Statement, as of December 31, 2013 and 2012:

	As of December 31,
	2013	2012
Net assets available for benefits per the financial statements	$32,069,852	$26,513,062
Certain deemed distributions of Participant loans	(180,813)	(45,224)

Net assets per Form 5500, Schedule H, Part I, Line 1l	$31,889,039	$26,467,838

The following is a reconciliation of the increase in net assets per the financial statements to net income per Form 5500, Schedule H, Part II, Line 2k, Income and Expense Statement, for the year ended December 31, 2013:

For the Year Ended December 31, 2013
Increase in net assets per the financial statements	$5,556,790
Current year cumulative deemed distributions	(180,813)
Prior year cumulative deemed distributions	45,224

Net increase per Form 5500, Schedule H, Part II, Line 2k	$5,421,201

New England Life Insurance Company 401(k)

Savings Plan and Trust

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)

As of December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
		Target Retirement Funds:
		Vanguard Target Retirement Income Fund	**	$207,173
		Vanguard Target Retirement 2010 Fund	**	1,381,671
		Vanguard Target Retirement 2015 Fund	**	1,421,022
		Vanguard Target Retirement 2020 Fund	**	1,914,500
		Vanguard Target Retirement 2025 Fund	**	2,892,409
		Vanguard Target Retirement 2030 Fund	**	2,840,403
		Vanguard Target Retirement 2035 Fund	**	1,903,193
		Vanguard Target Retirement 2040 Fund	**	1,576,536
		Vanguard Target Retirement 2045 Fund	**	1,414,440
		Vanguard Target Retirement 2050 Fund	**	980,045

		Total Target Retirement Funds		16,531,392

		Individual Core Investment Funds (excluding the MetLife Company Stock Fund):
*	Metropolitan Life Insurance Company	NEF Stable Value Fund	**	4,743,532
		Vanguard Total Bond Market Index —Institutional Fund	**	298,955
		BlackRock Equity Dividend Institutional Fund	**	867,033
		Vanguard Institutional Index Fund	**	1,436,282
		T. Rowe Price Blue Chip Growth Fund	**	1,636,513
		Vanguard Mid Capitalization Index Institutional Fund	**	1,144,035
		Vanguard Small Cap Index Fund	**	818,929
		Loomis Sayles Small Cap Growth Institutional Fund	**	997,905
		Vanguard Total International Stock Index Institutional Fund	**	1,385,520

		Total Individual Core Investment Funds		13,328,704

*	New England Life Insurance Company	Plan’s interest in the New England Master Trust (the MetLife Company Stock Fund and the RGA Frozen Fund)	**	831,083
		SDB Account	**	62,860

		Participant-directed investments		30,754,039

*	Various Participants	Participant loans (maturing through 2023 with interest rates from 4.25% to 6.25%)	**	1,192,903
		Adjustment from estimated fair value to contract value for fully benefit-responsive stable value fund		122,910

		Net assets available for benefits		$32,069,852

*	The Company and MetLife are parties-in-interest that are permitted to engage in these transactions.
**	Cost has been omitted with respect to Participant-directed investments.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

New England Life Insurance Company 401(k) Savings Plan and Trust

By:	/s/ Mark J. Davis
Name: Mark J. Davis
Title: Plan Administrator

Date: June 18, 2014

EXHIBIT INDEX

Exhibit Number	Exhibit Name

23.1	Consent of Independent Registered Public Accounting Firm